July 17, 2012
Securities Commission of Newfoundland and Labrador
TSX Venture
Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission

Re:           CanAlaska Uranium Ltd.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	September 27, 2012
RECORD DATE FOR NOTICE:	August 13, 2012
RECORD DATE FOR VOTING:	August 13, 2012
BENEFICIAL OWNERSHIP DETERMINATION DATE:	August 13, 2012
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Larry Calixtro
Associate Manager, Trust Central Services

cc:   CDS & Co.  (Via Fax)

sg\NM_CanAlaska

CIBC MELLON TRUST COMPANY	c/o Canadian Stock Transfer Company Inc. P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4 Tel 416-682-3800 www.canstockta.com
CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks